Exhibit 21.1

REV Group, Inc.

Subsidiaries

Name of Subsidiary	Jurisdiction of Organization
Collins Bus Corporation	KS

ElDorado National (California) Inc.	CA

E-ONE, Inc.	FL

Halcore Group, Inc.	OH

REV Ambulance Group Orlando, Inc.	FL

REV Recreation Group, Inc.	IN